Exhibit (a)(5)(G)

FOR IMMEDIATE RELEASE

Johnson & Johnson Announces Extension of Abiomed Tender Offer to December 21, 2022

NEW BRUNSWICK, N.J. – December 14, 2022 – Johnson & Johnson (NYSE: JNJ), the world’s largest, most diversified healthcare products company, today announced that Athos Merger Sub, Inc. (“Offeror”), a wholly owned subsidiary of Johnson & Johnson, has extended the expiration date of its offer (the “Offer”) to acquire all of the outstanding shares of common stock of Abiomed, Inc. (NASDAQ: ABMD), for an upfront payment of $380.00 per share in cash, plus one non-tradeable contingent value right entitling the holder to receive up to $35.00 per share in cash if certain commercial and clinical milestones are achieved.

The Offer, which was previously scheduled to expire at 11:59 p.m., New York City time, on December 13, 2022, has been extended until 11:59 p.m., New York City time, on December 21, 2022.

American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised Offeror that as of 6 p.m., New York City time, on December 13, 2022, approximately 19,279,461 shares of Abiomed, representing approximately 42.75% of the outstanding shares of Abiomed’s common stock, have been validly tendered and not properly withdrawn pursuant to the Offer. Holders that have previously tendered their shares do not need to re-tender their shares or take any other action in response to this extension.

The Offer is being made pursuant to the terms and conditions described in the Offer to Purchase, dated November 15, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), the related letter of transmittal and certain other offer documents, copies of which are attached to the tender offer statement on Schedule TO filed by Johnson & Johnson and Offeror with the U.S. Securities and Exchange Commission (the “SEC”) on November 15, 2022, as amended.

The Offer is conditioned upon the fulfilment of certain conditions described in “The Tender Offer—Section 15—Conditions to the Offer” of the Offer to Purchase, including, but not limited to, the tender of a majority of the then-outstanding shares of Abiomed’s common stock and the receipt of applicable foreign regulatory approvals.

About Johnson & Johnson

At Johnson & Johnson, we believe good health is the foundation of vibrant lives, thriving communities and forward progress. That’s why for more than 135 years, we have aimed to keep people well at every age and every stage of life. Today, as the world’s largest and most broadly-based health care company, we are committed to using our reach and size for good. We strive to improve access and affordability, create healthier communities, and put a healthy mind, body and environment within reach of everyone, everywhere. We are blending our heart, science and ingenuity to profoundly change the trajectory of health for humanity.

Additional Information about the Offer and Where to Find It

On November 15, 2022, the Offeror filed with the SEC a tender offer statement on Schedule TO and Abiomed filed with the SEC a solicitation/recommendation statement on Schedule 14D-9 regarding the Offer. Investors and Abiomed security holders are strongly advised to read the tender offer statement (including the Offer to Purchase, the letter of transmittal and other related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 because they contain important information. These documents are available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the Offer to Purchase, the letter of transmittal and certain other related tender offer documents may be obtained free of charge by directing a request to Johnson & Johnson, Office of the Corporate Secretary, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attn: Corporate Secretary’s Office. A copy of the solicitation/recommendation statement on Schedule 14D-9 also may be obtained free of charge from Abiomed under the “Investors” section of Abiomed’s website at https://investors.abiomed.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements regarding the potential acquisition of Abiomed, Inc. The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from the expectations and projections of Abiomed, Inc. or Johnson & Johnson. Risks and uncertainties include, but are not limited to: the risk that the closing conditions for the acquisition will not be satisfied, including the risk that clearance under applicable antitrust laws will not be obtained; uncertainty as to the percentage of Abiomed, Inc. stockholders that will support the proposed transaction and tender their outstanding shares of common stock of Abiomed, Inc. in the Offer; the possibility that the transaction will not be completed in the expected timeframe or at all; potential adverse effects to the businesses of Johnson & Johnson or Abiomed, Inc. during the pendency of the transaction, such as employee departures or distraction of management from business operations; the risk of stockholder litigation relating to the transaction, including resulting expense or delay; the potential that the expected benefits and opportunities of the acquisition, if completed, may not be realized or may take longer to realize than expected; challenges inherent in product research and development, including uncertainty of clinical success and obtaining regulatory approvals; uncertainty of commercial success for new products; manufacturing difficulties and delays; product efficacy or safety concerns resulting in product recalls or regulatory action; economic conditions, including currency exchange and interest rate fluctuations; the risks associated with global operations; competition, including technological advances, new products and patents attained by competitors; challenges to patents; changes to applicable laws and regulations, including tax laws and global health care reforms; adverse litigation or government action; changes in behavior and spending patterns or financial distress of purchasers of health care services and products; and trends toward health care cost containment. In addition, if and when the transaction is consummated, there will be risks and uncertainties related to the ability of the Johnson & Johnson family of companies to successfully integrate the products and employees/operations and clinical work of Abiomed, Inc., as well as the ability to ensure continued performance or market growth of Abiomed, Inc.’s products. A further list and descriptions of these risks, uncertainties and other factors can be found in Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended January 2, 2022, including in the sections captioned “Cautionary Note Regarding Forward-Looking Statements” and “Item 1A. Risk Factors,” and in Johnson & Johnson’s subsequent Quarterly Reports on Form 10-Q, and other filings by Johnson & Johnson with the SEC. Copies of these filings are available online at www.sec.gov, at www.jnj.com or on request from Johnson & Johnson. Johnson & Johnson does not undertake to update any forward-looking statement as a result of new information or future events or developments, except as required by law.

Johnson & Johnson:

Press Contacts

media-relations@its.jnj.com

Investor Contacts

RA-JJCUS-InvestorRel@ITS.JNJ.com